

November 6, 2020

Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758

> **Re: Virtuix Holdings Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed October 23, 2020**
> **File No. 024-11309**

Dear Mr. Goetgeluk:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

Amendment No. 2 to the Offering Statement on Form 1-A

Cover Page

1. Please revise the cover page to disclose the amount of the transaction fee that investors will pay to SeedInvest when they purchase the Series A-2 Preferred shares being offered through the SeedInvest online platform. Disclose how an investor can purchase shares without paying the transaction fee. Disclose the offering price per share of Securities A-2 Preferred Stock both with and without the transaction fee. Confirm that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C). Provide similar disclosure in the Plan of Distribution section.

Dilution, page 15

2.   We note from your disclosure on page 8 that certain subordinated convertible promissory notes will convert into the Series A-2 Preferred Stock if the company raises $1,000,000 in this offering prior to December 31, 2020. Please revise to clarify whether this is an automatic conversion, and if so, include the effects of conversion in the table on page 16.

Plan of Distribution, page 18

3.   In response to prior comment 3, you disclose that, "[i]f a purchase is made by means other than the Online Platform, investors will not be charged the non-refundable transaction fee equal to 2% of the amount they invest." Please disclose specifically how investors may purchase shares by means other than the SeedInvest online platform.

4.   We note that you disclose investor perks in connection with this offering on the company's website and the Virtuix page on SeedInvest's website. Please disclose the perks that investors may receive for purchasing shares in the offering,

Use of Proceeds to Issuer, page 20

5.   Please disclose if there is a maximum amount of debt cancellation you would accept for shares in the offering.

Exhibits

6.   Please disclose the transaction fee that investors will pay to SeedInvest in the Exhibit 4.1 subscription agreement that will be used for purchases on the SeedInvest platform.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson